

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

<u>Via E-mail</u>
Matthew Neher
Chief Executive Officer
Greentech Mining International, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Greentech Mining International, Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed March 22, 2013**
> **Forms 10-Q for the Fiscal Quarters Ended**
> **September 30, 2012 and December 31, 2012**
> **Amended March 22, 2013**
> **File No. 000-54610**

Dear Mr. Neher:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

<u>Amendment No. 5 to Form 8-K filed March 22, 2013</u>

<u>Our Business, page 10</u>

1.   We note your response to comment 5 from our letter dated February 22, 2013. Please revise to remove the term reserve from disclosure until you have defined a proven or probable reserve as defined in Section (a) of Industry Guide 7.

2.   We note your response to comment 6 from our letter dated February 22, 2013. Your revised disclosure now implies that it is your intention to define a proven or probable

mineral reserve. Considering your two phased approach, please clarify when this will occur and if this cost has been included in your management and exploration related expenses.

3.   Additionally, comprehensive metallurgical testing is a key prerequisite to defining a mineral reserve yet, in certain instances, your disclosure implies that you have already defined your processing arrangement. Please revise throughout to clarify that processing is contingent upon the completion of comprehensive exploration work which includes metallurgical testing.

Implications of being an Emerging Growth Company, page 35

4.   We note that you have deleted more disclosure than you indicated in your response to prior comment 7.   Please add back to your disclosure your irrevocable election regarding the extended transition period for complying with new or revised accounting standards.

Certain Relationships and Related Transactions, and Director Independence, page 48

5.   We note that you removed disclosure from this section in response to the first sentence of prior comment 9. However, your removal of disclosure does not clarify how you reconcile the information in this section with the information in your balance sheet. Please advise.

6.   You indicate that you "added additional S-K 404(a)(5) disclosure" in response to the second sentence of prior comment 9. Please tell us why you believe the added information addresses the requirements of Regulation S-K Item 404(a)(5).

Amendment No. 2 to Form 10-Q for the quarterly period ended September 30, 2012

Note 1. Background Information, page 7

Mineral Properties and Milling Assets, page 7

7.   We reference your response to prior comment 1. Under U.S. GAAP, payables for assets should be recorded when the risk of ownership of the related assets has been passed to the purchaser. Please clarify for us how you determined that you have the risk of ownership of the mining assets as of September 30, 2012. In addition, we do not see where you have discussed how you considered your lack of funding and inability to make the required payments in concluding that the asset should be recorded on your balance sheet.

8.   We note your response to prior comment 13 about the general guidance under FASB
        ASC 360. However, it is not clear how you apply the literature to your particular facts
        and circumstances. In that regard, please clarify what criteria you analyze to determine
        whether the carrying amounts of the mineral properties and milling assets may not be
        recoverable. For example, discuss how you consider expected future undiscounted cash
        flows and the progress made toward your plan of operations.

9.   We reference the response to prior comments 15 and 16 that the Greentech mining and
        milling assets were brought in at historical cost.   We see that you capitalized the $3
        million payment that is due under the Operating, Exploration and Option to Purchase
        Agreement. Please clarify how that $3 million is historical cost. Under 805-50-30-5,
        when accounting for a transfer of assets between entities under common control, the
        entity that receives the net assets should measure the recognized assets and liabilities
        transferred at their *carrying amounts in the accounts of the transferring entity at the date
        of transfer*.

10.   As a related matter, please revise the disclosure in your filing to state that the mineral
        properties and milling assets were transferred at historical cost under FASB ASC 805-50-
        30-5 and SAB Topic 5G due to common control between the two entities.

Note 9. Restatement, page 15

11.   We reference your response to prior comment 17 that the equipment was ordered and
        paid for in October 2012. Please reconcile that statement with the disclosure on page 15
        that the equipment was ordered in September 2012 but paid for in October 2012. Please
        clarify when you received the equipment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Critical Accounting Policies and Use of Estimates, page 22

12.   In future filings, including any amendments, please include a discussion of the judgments
        and estimates inherent in assessing your mineral properties and milling assets for
        impairment under FASB ASC 930-360-35 and 360-10-35-17.   In this discussion, please
        include an update of your timeline for funding the project and explain if you are meeting
        expected milestones.

Item 4T. Controls and Procedures, page 23

13.   We note the revised disclosures to state that disclosure controls and procedures were not
        effective at September 30, 2012 and December 31, 2012.   In future filings, including any
        amendments, please clarify the nature of the material weaknesses that you

identified. Future filings should also disclose the specific steps that you have taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

14.   As a related matter, we see that you concluded on the effectiveness of disclosure controls and procedures as of the "evaluation date." In future filings, including any amendment, please clearly disclose the date of your evaluation of disclosure controls and procedures.

Amendment No. 1 to Form 10-Q for the quarterly period ended December 31, 2012

15.   We note your revised disclosure referencing grade estimates, possible additional reserves, and open-pit mining with an assumed gold price. Please revise to remove such disclosure until you have defined a mineral reserve pursuant to the definitions in section (a) of Industry Guide 7.

16.   Additionally, we note that you have performed bulk sampling on your Mohave Co., Arizona property. As supplemental information and not as part of your filing, please provide us with the sample data and test results associated with your bulk samples pursuant to section (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

17.   Refer to your response to prior comment 25. Please note that the comment process does not result in the "approval" of your filings. Refer to the acknowledgements that you provide with your responses to our comments as indicated at the end of this letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Thomas E. Puzzo, Esq.